Exhibit 4.1

 PROMISSORY NOTE

$25,000.00
November 22, 2010

FOR VALUED RECEIVED, Mustang Alliances, Inc., a Nevada corporation ("Payor"), promises to pay to Sarah Laufer ("Payee") the principal sum of Twenty Five Thousand Dollars and 00/100 ($25,000.00) Dollars with interest accruing on the unpaid principal balance commencing on the date hereof at the rate of five (5%) percent per annum.  The principal and accrued interest under this promissory note (the "Note") shall be due and payable in full on November 22, 2012.

Each of the following events shall constitute an event of default hereunder: (a) Payor’s failure to make payment of any amount due hereunder after the same shall become due and payable in accordance with the terms hereof and such failure continues for three (3) business days thereafter; or (b) Payor files a voluntary petition in bankruptcy or an involuntary petition is filed against it and not dismissed within twenty (20) days.  Payor hereby waives presentment, demand for payment, protest, and all other demands and notices in connection with the delivery, acceptance, performance and enforcement of this Note and authorizes Payee, without notice or further consent, to grant extensions of time in the payment of any monies under this Note, and to waive compliance of any provision of this Note.

This Note may be prepaid by Payor, in whole or in part, at any time without penalty.

This Note shall be construed, performed, and enforced in accordance with the laws of the State of New York.  Payor and Payee hereby irrevocably consent to the in personam jurisdiction of the state or federal courts located in the State of New York, in connection with any action or proceeding arising out of or relating to this Note or the transactions and the relationships established hereunder.  Payor and Payee hereby agree that such courts shall be the venue and exclusive and proper forum in which to adjudicate such matters and that they will not contest or challenge the jurisdiction or venue of these courts.

This Note shall be binding upon and inure to the benefit of Payor and Payee and their permitted successors and assigns.

IN WITNESS WHEREOF, Payor has executed this Promissory Note as of the 22nd day of November, 2010.

MUSTANG ALLIANCES, INC.

By: /s/ Joseph Levi
Name: Joseph Levi
Title:   Director